EXHIBIT 99.1

2018 Annual General Meeting

Further to the press release of July 5, 2018 giving notice that the Golar LNG Limited 2018 Annual General Meeting will be held on September 26, 2018, a copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited

Hamilton, Bermuda

August 17, 2018

Attachments

  2017 Annual Report Form 20-F.pdf: https://resource.globenewswire.com/Resource/Download/f359511f-ce18-4fd5-8860-d287135d7933
  Notice of 2018 Annual General Meeting.pdf: https://resource.globenewswire.com/Resource/Download/43cd8f90-112c-4d67-ae69-ac59bf20db73